FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, Nuevo León 64410 México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One) Yes No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

FEMSA and Interbrew complete transaction unwinding relationship FEMSA now owns 100% of its beer operations

Investors Contact:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Media Contact:

Jaime Toussaint Elosúa
(52) 818-328-6202
jtouelo@femsa.com.mx

Carolina Alvear Sevilla
(52) 818-328-6046
calvsev@femsa.com.mx

Monterrey, Mexico – August 31, 2004 – Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”), (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB) announced today that it has completed the transaction whereby it has purchased the 30% of FEMSA Cerveza previously owned by Interbrew (now InBev). Along with the share purchase transaction FEMSA Cerveza no longer owns an interest in Labatt USA and, through a US subsidiary, has recovered the right to market and distribute its beer brands in the United States.

As previously announced, the purchase price for Interbrew’s shares of FEMSA Cerveza was US$1.245 billion, which was funded as follows: US$295 million of cash on hand, US$450 million equivalent in new Peso-denominated long term debt, and US$500 million in one-year bridge financings, denominated 50% in Pesos and 50% in US dollars, and expected to be repaid with the proceeds of a primary equity offering of FEMSA shares.

As of today, a four-month transitional period begins during which Labatt USA will continue to import and market FEMSA Cerveza’s beer brands in the United States, in accordance with a detailed commercial agreement designed specifically for this purpose. By December 31, 2004, our beers will be distributed through the powerful commercial platform of Heineken USA.

August 31, 2004

José Antonio Fernández, Chairman and CEO of FEMSA, commented: “As we close this transaction, we are turning a page and beginning to write what promises to be an exciting new chapter for our beer operations. Four years ago, we made a decision to transform FEMSA Cerveza and the way we did business in the core Mexican market. Setting our sights on an ambitious strategic goal and knowing it would be a challenging task, we got to work. While we have seen encouraging results from those efforts for some time, they are now becoming evident to the market. At the same time, we are laying the foundation for a new stage of growth in the United States. Indeed, these are exciting times for FEMSA.”

###

Founded in 1890, FEMSA is the largest integrated beverage company in Latin America with a portfolio of leading beer and soft drink brands. We are the second largest brewer in Mexico with brands that include Tecate, Dos Equis and Sol. Through our subsidiary, Coca-Cola FEMSA, we are the largest Coca-Cola bottler in Latin America and the second largest in the world. We sell our products through approximately two million points of sale, which serve a population of over 170 million people in nine countries, including some of the most populous metropolitan areas in Latin America, such as Mexico City, São Paulo and Buenos Aires. Our manufacturing and distribution capabilities are enhanced by our retail and packaging operations. We operate Oxxo, the largest convenience store chain in Mexico, with over 3,000 stores as of June 2004. For more information on FEMSA, go to www.femsa.com.

A registration statement relating to BD Units representing shares of FEMSA in the form of ADSs has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The BD Units and ADSs may not be sold nor may offers to buy the BD Units or ADSs be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the BD Units or ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus relating to the BD Units and ADSs contained in the registration statement, when available, may be obtained from MacKenzie Partners, Inc., the information agent, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, telephone: +1-800-322-2 885 (toll free in the U. S.) or +1-212-929-5500 (collect).

This press release may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

August 31, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2004	Fomento Económico Mexicano S.A. de C.V. By: /s/ Federico Reyes Name: Federico Reyes Title: Executive Vice President of Finance and Planning